Exhibit 99.4

Consent to be Named as a Director

In connection with the filing by Social Capital Hedosophia Holdings Corp. III of Amendment No. 2 to the Registration Statement on Form S-4 (Registration No. 333-249558) with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), I hereby consent, pursuant to Rule 438 of the Securities Act, to being named in the Registration Statement and any and all amendments and supplements thereto as a member of the board of directors of Social Capital Hedosophia Holdings Corp. III following the consummation of the business combination, which will be renamed Clover Health Investments, Corp. I also consent to the filing of this consent as an exhibit to such Registration Statement and any amendments thereto.

Dated: December 9, 2020

Lee A. Shapiro

/s/ Lee A. Shapiro
Signature